Exhibit 99.1

Hut 8 Mining Announces Release Date for Q1 2021 Earnings: May 13th 2021

TORONTO, May 4, 2021 -- Hut 8 Mining Corp. (TSX: HUT), one of North America’s oldest and largest innovation-focused bitcoin mining pioneers, is pleased to announce Hut 8 Q1 financials (2021) will be released on Thursday, May 13, 2021. The Company will host a shareholder call at 10:00 a.m. Eastern Time on May 13, 2021.

Shareholders will hear from Hut 8 Executives, including its newly appointed Chief Financial Officer Shane Downey, who will review the first quarter financial results.

Hut 8's 2021 Q1 earnings results will be shared via press release and on the Company's website at hut8mining.com by 10 a.m. Eastern Time on May 13, 2021. Those wishing to join via telephone should dial in 5 mins early to the number below using the confirmation number 50154310:

●	1 (866)-215-5508 Canada Toll Free
●	For those joining from outside of Canada, a current list of available local and international freephone telephone numbers can be found here.

About Hut 8:

Hut 8 is one of North America’s oldest, largest and innovation-focused bitcoin miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

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Media Contact

Hut 8

dea.masottipayne@northstrategic.com

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